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                                              / OMB Number:       3235-0145 /
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                                 eCollege.com
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   27887E 10
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)


                               Page 1 of 3 pages

  CUSIP NO. 27887E 10
           -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Blumenstein/Thorne Information Partners I, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          2,622,975 (See Note 1 under Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          2,622,975 (See Note 1 under Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,622,975 (See Note 1 under Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      15.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN
------------------------------------------------------------------------------

Item 1

     (a) Name of Issuer

         eCollege.com

     (b) Address of Issuer's Principal Executive Offices

         10200 A East Girard Avenue; Denver, CO 80231

Item 2

     (a) Name of Person Filing

         Blumenstein/Thorne Information Partners I, L.P.

     (b) Address of Principal Business Office or, if none, Residence

         270 E. Westminster; 2nd Floor; Lake Forrest, IL 60045

     (c) Citizenship

         Incorporated in Delaware

     (d) Title of Class of Securities

         Common Stock

     (e) CUSIP Number

         27887E 10


Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          2,622,975 (See Note 1)

     (b)  Percent of class:

          15.3%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote 2,622,975 (See Note 1)

          (ii)  Shared power to vote or to direct the vote

          (iii) Sole power to dispose or to direct the disposition of 2,622,975 (See Note 1)

          (iv)  Shared power to dispose or to direct the disposition of

Note 1: Includes options to purchase 1,000,000 shares of Common Stock exercisable within 60 days of February 14, 2001.

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 13, 2001
                                              ----------------------------------
                                                            Date

                                                  Blumenstein/Thorne Information
                                                  Partners I, L.P.

                                              By: Blumenstein/Thorne Information
                                                  Partners, L.L.C. as
                                                  General Partner
                                              ----------------------------------
                                                          Signature

                                              By: /s/ Jack Blumenstein
                                              ----------------------------------
                                                       Jack Blumenstein
                                                         Co-President


     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



                                  Page 3 of 3